September 21, 2023

Catherine De Lorenzo

Office of Real Estate & Construction

Division of Corporation Finance

Re:	NileBuilt Corp.
Form 1-A
Filed September 1, 2023
File No. 024-12287

Ms. De Lorenzo:

Please see below for responses to the Division’s letter dated September 13, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement on Form 1-AA, filed September 21, 2023 (“Amendment”), as further herein detailed.

Dilution

1. We note your response to prior comment 5. Please revise your discussion of dilution to include the average effective cash contribution by the entities controlled by your officers and directors. To the extent that entities controlled by your officers and directors paid no cash consideration, please make that clear.

Please see “Dilution” in the Amendment where we have added a disclosure to make clear that the entities controlled by our officers and directors have agreed to pay cash consideration at $0.0001 but that such payment is still due and noted as stock subscriptions receivable on the Company’s balance sheet.

Exhibits

2. We partially reissue Comment 15. We note the corrections to the refiled exhibits but that you have also filed additional exhibits. Please refile the new exhibits 6.4 and 6.5 in a proper text-searchable format. Please refer to Item 301 of Regulation S-T.

These exhibits have been refiled in searchable format.

General

3. We note your response to prior comment 16. We also note that you intend to focus on land acquisition and do not anticipate building in the first year. However, since you have yet to identify properties you intend to acquire using the net proceeds, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide disclosure consistent with the principles of Industry Guide 5, including prior performance disclosure, or tell us why such disclosure is not material.

Please see throughout the Amendment for the requested disclosures, including inclusion of a new “Prior Performance” section.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC